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                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                      ------------------------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
            (Pursuant to Section 13(e) (1) of the Securities Exchange
                                  Act of 1934)

                            CPI Aerostructures, Inc.
                            ------------------------
                                (Name of Issuer)

                            CPI Aerostructures, Inc.
                      ------------------------------------
                      (Name of Person(s) filing Statement)

                     Class B Common Share Purchase Warrants
                     --------------------------------------
                         (Title of Class of Securities)

                                      None
                      ------------------------------------
                      (CUSIP Number of Class of Securities)


                            Arthur August, President
                            CPI Aerostructures, Inc.
                              200A Executive Drive
                            Edgewood, New York 11717
                                 (516) 586-5200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of the Person(s) Filing Statement)

                                 With copies to:

                             Elliot H. Lutzker, Esq.
                             Snow Becker Krauss P.C.
                                605 Third Avenue
                            New York, New York 10158
                                 (212) 687-3860

                                  June 27, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)



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                            Calculation of Filing Fee
--------------------------------------------------------------------------------


Transaction Valuation                                       Amount of Filing Fee
$2,255,000 (1)                                               $451
---------------------                                        ------------------

  X                                 Check box if any part of the fee is offset
 ---                                as provided by Rule 0-11 (a) (2) and
                                    identify the filing with which the
                                    offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:     $451                       Filing party:   ISSUER
                            --------------                             ------

Form or registration no.:   13E-4                      Date filed:     6/6/97
                            --------------                             ------

(1) This transaction is valued based on 1,127,500 Warrants exercisable at $2.00 per share.



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         This statement relates to the extension by the Board of Directors of
CPI Aerostructures, Inc., a New York corporation (the "Issuer" or the "Company"), upon terms and conditions approved by the Board of Directors on May 20, 1997, as amended (the "Board Resolutions") and on July 25, 1997 (the "Unanimous Written Consent"), to extend the expiration date for the Company's temporary increase in the number of shares issuable upon exercise of the Company's 1,127,500 outstanding Class B Common Share Purchase Warrants (the "Class B Warrants") issued in the Company's private placement dated May 10, 1996 (the "Private Placement"), until August 4, 1997 unless extended by the Board of Directors.

         Each Class B Warrant currently entitles the registered holders thereof upon exercise to purchase one Common Share, par value $.001, or an aggregate of 1,127,500 shares, at $2.00 per share. The number of shares issuable upon exercise of the Class B Warrants shall be increased to 1.33336 shares. The Class B Warrants were initially issued in the Private Placement as parts of Units each consisting of 25,000 Common Shares and 12,500 Class B Warrants. Thus for each Unit of 12,500 Class B Warrants, the holder will have the opportunity to receive 16, 667 Common Shares through August 4, 1997, when the number reverts to the current number of Common Shares issuable. Thus, the number of shares issuable upon exercise of the Class B Warrants is increased by 33%, and the per share Warrant exercise price shall effectively be reduced to $1.50 per share. The registration fee for this statement is based on the possible issuance of an aggregate of 1,127,500 Common Shares at an original exercise price of $2.00.

Item 1.           Security and Issuer.

         (a) The name of the Company is CPI Aerostructures, Inc. The address of its principal executive office is 200A Executive Drive, Edgewood, NY 11717.

         (b) The securities being sought are any and all of the Company's Class B Warrants, to be exercised each for 1.33336 Common Shares until August 4, 1997. There are 1,127,500 Class B Warrants presently outstanding. Information with respect to the exact amount of securities being sought and the consideration being offered therefor is incorporated by reference to the Board Resolutions and the Unanimous Written Consent. Officers, Directors and Affiliates of the Company own no Class B Warrants.

         (c) There is currently no established trading market for the Class B Warrants.

         (d)      Not applicable; the Issuer is filing this statement.

Item 2.           Source and Amount of Funds or Other Compensation.

         No funds or other consideration are being offered by the Company for the exercise of the Class B Warrants.


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Item 3.           Purpose of Tender Offer and Plans or Proposals of the Issuer
                  or Affiliate.

         Information concerning the purpose of the subject tender offer and the planned disposition of the securities is incorporated herein by reference to the Minutes of a Special Meeting of the Board of Directors of CPI Aerostructures, Inc., dated May 20, 1997. There are no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, except as set forth in Exhibit 9(b);

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer including, but not limited to, any plans or proposals to change the number of the terms of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer;

         (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the issuer;

         (f) Any other material change in the issuer's corporate structure or business, including, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of equity security of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity security of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

         (j) The suspension of the issuer's obligation to file reports pursuant to Section 15(d) of the Act.

                                        4

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Item 4.           Interest in Securities of the Issuer.

         Neither the Company nor, to the best knowledge of the Company, any of the Executive Officers or Directors of the Company or any associate or subsidiary of any of the foregoing, has engaged in any transactions involving the Class B Warrants during the 40 business days prior to the date hereof.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

                                None

Item 6.           Persons Retained, Employed or to be Compensated.

                                None

Item 7.           Financial Information.

         (a) Incorporated by reference are the financial statements which are included in and are part of the Annual Report on Form 10-KSB for December 31, 1996.

         (b) The effect of the issuer tender offer is not expected to have a material effect on the Company's financial statements.

Item 8.           Additional Information.  None

Item 9.           Material to be Filed as Exhibits.

         (a) Minutes of the Board of Directors of CPI Aerostructures, Inc., dated May 20,1997.

         (b) Notice to Class B Warrant holders dated June 27, 1997 with form of election.

         (c)      Press Release dated June 3, 1997.

        *(d) Unanimous Written Consent of the Board of Directors of CPI Aerostructures, Inc., dated July 25, 1997.

        *(e) Notice to Class D Warrant holders dated July 28, 1997 with form of election.

        *(f)      Press release dated July 28, 1997.

---------------------------
*Filed with this Amendment.


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                                                     SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     July 28, 1997

                                                     CPI Aerostructures, Inc.


                                                     By:
                                                        ------------------------
                                                        Arthur August, President

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